EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The financial statements as of December 31, 2024 and for the year then ended incorporated by reference in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of Forvis Mazars, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

/s/ Forvis Mazars, LLP

We have served as the Company’s auditor since 2024

New York, New York

July 1, 2025